Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Independent Registered Public Accounting Firm” in each of the Statements of Additional Information, dated May 1, 2025, and included in this Post-Effective Amendment No. 36 to the Registration Statement (Form N-4, File 333-41180) of SBL Variable Annuity Account XIV (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 25, 2025, with respect to the consolidated financial statements and supplemental schedules of Security Benefit Life Insurance Company and Subsidiaries and (2) dated April 25, 2025, with respect to the financial statements of each of the subaccounts within SBL Variable Annuity Account XIV, for the year ended December 31, 2024, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

April 25, 2025